SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC

NOTIFICATION OF CHANGE IN DIRECTOR'S DETAILS

Ryanair Holdings plc announces that it has been advised that Roisin Brennan, Non-Executive Director of Ryanair Holdings plc, has been appointed as a Non-Executive Director of Glanbia plc with effect from 1 January 2021.

This notification is made pursuant to Listing Rule 6.1.67(2) of the Euronext Dublin Listing Rule Book II.

ENDS

For further information

please contact :

Alejandra Ruiz                                   Piaras Kelly
Ryanair DAC                                      Edelman Ireland
Tel: +353-1-9451799                         Tel: +353-1-592 1330
press@ryanair.com                             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 October, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary